Exhibit 99.1

Sandstorm Gold Exercises Underground Mine Option at Santa Elena

VANCOUVER, Feb. 25, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has exercised its underground mine option ("Underground Option") with SilverCrest Mines Inc. ("SilverCrest"). The Underground Option allows Sandstorm to purchase 20% of the gold produced from underground at SilverCrest's Santa Elena Mine in Sonora, Mexico ("Santa Elena").  For consideration, Sandstorm will make a US$10 million payment to SilverCrest and will continue to make ongoing per ounce payments equal to US$350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to US$450.

Sandstorm's CEO Nolan Watson commented, "The Santa Elena stream has generated significant value for Sandstorm shareholders and we are glad to continue our involvement in the project for the life of the underground operation."

Santa Elena Development Update

The construction of a 3,000 tonne per day mill at Santa Elena is nearing completion and SilverCrest is expecting to commission the plant during the second quarter of 2014. The initial mill feed will be from open-pit operations, transitioning to an underground and heap leach pad ore mix in the third quarter of 2014.

Recent delineation drilling was completed underground at Santa Elena to better define underground resources and verify widths and grades for the planned production stopes to be mined. The results of 1,590 metres of drilling confirmed high-grade mineralization, with 21 holes averaging 8 metres in thickness at 2.08 grams per tonne (gpt) gold and 130.5 gpt silver. The most significant assay results from this underground drilling program are shown in the table below and interval widths are considered near-true thickness. As Santa Elena progresses into an underground operation further delineation drilling will be completed to continue to verify production stope reserves.

HOLE ID	FROM (M)	TO (M)	INTERVAL (M)	AU GPT	AG GPT
SEUG-13-01	49.1	52.4	3.3	4.76	100.9
includes	49.1	50.4	1.3	8.67	107
SEUG-13-02	56	63.9	7.9	2.21	165.5
includes	56.9	60	3.1	2.83	341.5
SEUG-13-03	76.9	90.3	13.4	2.23	138.8
includes	78.4	84.9	6.5	3.6	212.9
SEUG-13-04	93.7	108.9	15.2	2.91	131.7
includes	103.5	106.1	2.5	10.83	306.6
SEUG-13-05	63.5	70.5	7	2.86	148.1
includes	66.5	67.5	1	4.99	195
SEUG-13-06	62	67.9	5.9	1.92	110.9
SEUG-13-07	78.4	90	11.6	5.83	232.5
includes	81	85.5	4.5	12.2	407.4
includes	83.2	84.3	1.2	21.7	572
SEUG-13-08	39.2	47.5	8.3	2.37	95
includes	40.3	41.4	1	1.84	326
includes	45	46.4	1.4	6.7	140
SEUG-13-09	42.3	53.6	11.3	1.45	102
includes	45.7	47.2	1.5	0.91	337
SEUG-13-10	51.3	53	1.7	0.12	33.5
SEUG-13-11	49.2	66.5	17.3	1.51	125.3
includes	54.1	55.6	1.5	0.52	560
SEUG-13-13	38	43.1	5.1	0.97	70.9
SEUG-13-14	51	60	9	1.61	165.7
includes	52.8	56	3.3	1.97	334.2
SEUG-13-15	42.8	53.1	10.3	1.84	136.5
includes	48	49.7	1.7	1.61	447
SEUG-13-16	36.2	41.6	5.4	1.23	60.9
SEUG-13-17	56.9	62.4	5.5	0.35	26.4
SEUG-13-18	58.7	64.9	6.2	2.2	434.8
includes	62.6	63.7	1.2	6.44	1450
SEUG-13-19	59.7	63	3.3	0.34	24.4
SEUG-13-20	36.6	42.9	6.3	0.66	48.6
SEUG-13-21	40.9	51	10.1	1.2	89.1
includes	42.9	44	1.1	3.56	98
SEUG-13-22	34.5	39.2	4.7	0.88	53.7
WEIGHTED AVG			8	2.08	130.5

Note: All numbers are weighted averages, uncut, undiluted and rounded.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, of which thirteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Nolan Watson, Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 08:30e 25-FEB-14